September 18, 2025

David Schamis
Chief Executive Officer
Hyperliquid Strategies Inc
477 Madison Avenue, 22nd Floor
New York, NY 10022

       Re: Hyperliquid Strategies Inc
           Registration Statement on Form S-4
           Filed September 4, 2025
           File No. 333-290034
Dear David Schamis:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
The Transactions
Background of the Transactions, page 85

1. We note your responses to comments 19 and 20, and re-issue in part. Please revise your disclosure to clarify:
           Whether the representatives of Chardan representing Sonnet and Rorschach included any of the same individuals.
           How Chardan determined to represent Rorschach over Sonnet in the transaction.
           Any policies or procedures in place as Chardan represented both parties in the negotiation of the term sheet.
           The risks attendant to the potential conflict of interest in Chardan representing both sides in the negotiation of the term sheet.
 September 18, 2025
Page 2
2. We note your revised disclosure in response to prior comment 16. Please revise your disclosure to clarify when the responses from the 18 life sciences companies and the initial indications of interest in reverse mergers were considered.
3. We note your disclosure on page 86 that the draft non-binding term sheet delivered on
       June 7, 2025 contemplated "the establishment of new governance and advisory arrangements, including board representation and warrants for Rorschach's advisor."
       Please expand your disclosure to provide additional details regarding these terms.
4. Please disclose the contents of the discussion that Chardan, Sonnet, and Lowenstein had on June 9, 2025. Please also disclose any positions that the parties took on June
       11, 2025 and how these positions impacted the revised version of the term sheet sent the next morning, including how the investment in Sonnet of $5 million was determined to increase to $7.5 million.
5. Please expand your disclosure regarding the revised term sheet Sonnet received on
       June 10, 2025 to discuss how the "aggregate number of shares of Pubco Common
       Stock based on the total value of the Hyperliquid tokens and cash contributed by
       Rorschach to Pubco at closing" was to be calculated.
6. We note your disclosure that there were several turns of the term sheet on June 12 and
       June 13, 2025. Please disclose any material terms that were negotiated through these turns of the term sheet.
Unaudited Pro Forma Condensed Combined Financial Statements, page 134

7. We note the disclosure revisions in response to prior comment 23 and reissue in part.
       Please tell us where specifically in your various agreements that investors committed to contribute $304.7 million in cash and 12.6 million HYPE tokens. As part of your response, please tell us how this commitment relates to the contractual commitment of investors to contribute at least two hundred million dollars in HYPE Token Value disclosed on page 1 of the Business Combination Agreement dated as of July 11,
       2025.
8. We note disclosure on page 9 of the Business Combination Agreement dated as of
       July 11, 2025 that if less than Two Hundred Million Dollars in HYPE Tokens Value is contributed to Rorschach, additional cash and cash equivalents may be contributed. In light of this uncertainty, please tell us the basis for the $574.3 million HYPE Tokens
       Value transaction accounting adjustment. Refer to Regulation S-X, Item 11-02(a)(10).
Note 1. Basis of Presentation, page 139

9. In response to prior comment 26, you told us that you concluded that the Rorschach
       Merger is a reorganization of entities under common control. We note that in the first paragraph you continue to disclose that the Rorschach transaction is an acquisition of assets by Pubco. Please revise to be consistent with your response.
Note 2. Estimated Consideration and Preliminary Purchase Price Allocation, page 139

10. We note your response to prior comment 25 and the disclosure that you determined the value of the Advisor Shares and Advisor Warrants using the closing price of the
       Sonnet's common stock as of August 28, 2025. On page 143, you state that the value of both is $551.9 million. In your response, please tell us why you continue to use the
 September 18, 2025
Page 3

       price of the Sonnet stock as of August 28, 2025 and not the most recent practicable date. Also, disclose where the issuance of the Advisor Shares and the Advisor
       Warrants is reflected in the pro forma statements.
Note 3. Historical Adjusted Financial Information, page 141

11. While we note your response to prior comment 27, we do not see where you reflect the issuance of the preferred stock in the Initial PIPE Financing Adjustment column on page 141. Please revise or advise. Also, with respect to the cash settlement option for the warrants, please disclose whether the Transactions would be deemed to be fundamental transactions under the warrants that would trigger cash settlement.
Note 4. Transaction Accounting Adjustments, page 142

12. In pro forma adjustment (AA) on page 143, please revise to clarify, if true, the following:
           The 12,827,352 shares expected to be issued to the pre-Acquisitions equity holders of Sonnet include 6,000,000 shares expected to be issued to the Initial
           PIPE subscribers.
           The 710,400,000 shares expected to be issued pursuant to the Closing PIPE includes 416,612,008 shares related to the HYPE contribution and 243,787,992 related to the cash contribution.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Sonnet, page 185

13.    We note that you removed your comparison of the years ended September
30, 2024
       and 2023. Please revise to include this information. In addition, in Liquidity and
       Capital Resources on page 195, revise to include a discussion of the years ended
       September 30, 2024 and 2023. Refer to Item 303 of Regulation S-K.
14. We note your disclosure on page 187 that Sonnet will continue to focus on the development of its existing biotech assets, including SON-1010, while disposing of other assets. Please revise your disclosure to clarify the "other assets" that will be disposed.
Information About Rorschach and Pubco
Capital Allocation Framework, page 201

15. We note your response to prior comment 31 and re-issue in part. Please revise to quantify your working capital requirements or disclose how much of your HYPE will remain unstaked considering the 7-day unstaking queue to meet these working capital requirements. In this regard, we note your disclosure that you will stake substantially all of your HYPE holdings.
HYPE Staking Strategy, page 202

16. We note your disclosure that you plan to engage reputable third-party staking providers to facilitate staking operations. Please confirm that, once known, you will identify the third-party staking providers. In addition, to the extent you plan to use
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Page 4


       more than one staking provider, discuss the factors that will be used to determine how much HYPE to allocate among multiple staking providers.
Custody of Pubco's HYPE Tokens, page 205

17. We note your disclosure that Pubco's custodial service agreements will generally specify that the private keys that control the HYPE tokens will be held in offline or
       "cold" storage. Please expand your disclosure to discuss the custodial practices that will be in place with the Anchorage Custody Agreement. Please also file the Custody
       Agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of
       Regulation S-K, or tell us why you are not required to do so.
18. We note your disclosure that your HYPE token accumulation transactions will be executed in coordination with digital asset trading service providers, which may be affiliated with the company's HYPE custodian. To the extent information is available, please identify the digital asset trading service providers that you will use. If not available, please confirm that you will disclose this information once available.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Jason Simon